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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

                         Commission file number 0-28608

                               PETSEC ENERGY LTD
                (Translation of registrant's name into English)

             LEVEL 13, 1 ALFRED STREET, SYDNEY, NSW 2000, AUSTRALIA
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No X



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         Certain statements in this report regarding future expectations and plans of the Company may be regarded as "forward-looking statements" within the meaning of Section 27A of the USA Securities Act of 1933 and Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks discussed in the Company's SEC filings.

The following release was filed with the Australian Stock Exchange on the date indicated.

                                PETSEC ENERGY LTD
                                 ACN 000 602 700

     30 May 2005

      PETSEC AWARDED TWO NEW LEASES IN GULF OF MEXICO - MAIN PASS 18 & 103

     Petsec Energy Ltd (ASX, PSA; ADR's, PSJEY.PK)

     The US Dept of Interior - Minerals Management Service (MMS) has announced the award to Petsec Energy of the Main Pass 18 and Main Pass 103 leases in the Gulf of Mexico, USA.

     The leases were previously held by Mobil and have produced a combined 2.5 million barrels of oil and 100 billion cubic feet of gas.

     Petsec will have a 100% working interest and an 83.33% net revenue interest (after government royalties) in each lease.

     The leases are adjacent and to the north of Petsec Energy's Main Pass 19 lease where the first two wells in the current three well drilling programme have each discovered seven gas sands. Development of these discoveries has commenced and commercial production is expected to begin early in the fourth quarter of 2005.

     The acquisition of these two leases gives Petsec Energy three contiguous blocks and the opportunity for operational efficiencies in the Main Pass area.

     Details of the two leases and acquisition prices are:

        LEASE                             AREA               ACQUISITION PRICE

        Main Pass 18                  2,497 acres                US$1,488,800
        Main Pass 103                 4,995 acres                US$  529,990

        For Further Information:

        Mr. Craig Jones                          Mr. Ross A. Keogh
        Petsec Energy Ltd                        Petsec Energy Inc.
        Level 13                                 3861 Ambassador Caffery Parkway
        1 Alfred Street                          Suite 500
        Sydney NSW 2000                          Lafayette, LA 70503
        Tel: 612 9247 4605                       Tel: 1 (337) 989 1942
        Fax: 612 9251 2410                       Fax: 1 (337) 989 7271


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     Petsec Energy Ltd


Date:  June 02, 2005                              By:  /s/ Craig Jones









                                                     Craig H. Jones
                                                     Group Manager - Corporate